Exhibit 4.21

SETTLEMENT AGREEMENT AND MUTUAL GENERAL RELEASE

           THIS SETTLEMENT AGREEMENT AND MUTUAL GENERAL RELEASE (the "Settlement Agreement") is made and entered into this 24th day of March, 2019 (the "Effective Date"), by and between Teva Pharmaceutical Industries Ltd. ("Teva"), on the one hand, and MediWound Ltd. ("MediWound"), on the other hand. Teva and MediWound are together referred to as the "Parties" and individually referred to as a “Party”.

WITNESSETH:

WHEREAS, the Parties have previously collaborated and in conjunction therewith were parties (whether alone or in concert with others) to certain transactions and agreements entered into during the years 2007 through 2013 (collectively, the “Collaboration Agreements”), which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable; and

WHEREAS, following such termination of the Collaboration Agreements, each Party raised, and asserted that it further has, certain claims and demands against the other Party in connection with rights and obligations arising from and/or related to the Collaboration Agreements, including claims and demands by MediWound regarding, inter alia, damages related to production, development, loss of potential profits, commercialization costs of the products underlying said collaboration, and unpaid reimbursement obligations, amounting to an aggregate of NIS ~110,000,000, which were allegedly suffered by MediWound as a result of such collaboration and the termination thereof, and including claims and demands by Teva regrading, inter alia, certain unpaid amounts (collectively, the "Asserted Claims"); and

WHEREAS, the Parties have been actively discussing their claims and demands since the year 2013 and, in light of the costs and delays associated with litigating the disputes between the Parties, the Parties desire to fully and finally settle all matters arising from and/or related to the their business relationship and the termination of such relationship, including without limitation the Asserted Claims, as more fully set forth herein;

NOW, THEREFORE, in consideration of the mutual promises herein contained, it is agreed as follows:

1.             Non-Admission of Liability.

This Settlement Agreement shall not in any way be construed as an admission by either Party that it has acted wrongfully with respect to the other Party or any other person, and each Party specifically disclaims any liability to or wrongful acts against the other Party or any other person, on the part of itself, its employees, its agents or its other Releasors (as defined in Section 5.1 below).  The Parties specifically acknowledge and agree that this Agreement is made to compromise and settle the Asserted Claims and the Parties' respective rights and defenses in connection therewith, and that neither this Agreement nor any action taken pursuant to this Agreement shall be offered or received in evidence in any action or proceeding by one Party against the other Party.

2.             No Other Claims.

Each Party represents and warrants to the other Party that it has not filed any complaints, charges or lawsuits against the other Party with any governmental agency, court, or administrative entity.

3.             Settlement Payment; Payment Undertaking.

Following MediWound’s Asserted Claims, but without admitting of any of the Asserted Claims:

3.1.          On or before April 2, 2019, Teva will pay MediWound an amount in cash equal to US$4,000,000 (”Settlement Payment”), as full and final settlement, termination and satisfaction of all Claims (as defined in Section 5.1 below) released by MediWound below. Such Settlement Payment shall be made in accordance with wiring instructions to be provided by MediWound.

3.2.          MediWound hereby undertakes to pay Teva an amount equal to 15% of any recognized revenues of MediWound (according to MediWound’s financial statements, which will be prepared in accordance with International Financial Reporting Standards (IFRS) generally accepted accounting principles) (the “Recognized Revenues”) generated, from time to time after January 1, 2019, from the sale or the license by MediWound or its Affiliates of the Licensed Products (including, for the avoidance of doubt, any Recognized Revenues generated from time to time after January 1, 2019 from any agreement between MediWound and Biomedical Advanced Research and Development Authority dated September 29, 2015 (the “BARDA Agreement” - MediWound confirms that it had not received any Recolonized Revenues from the BARDA Agreement prior to January 1, 2019)(the “Revenues-Based Payments”); all, up to an aggregate amount equal to US$ 10,200,000 (the term “Licensed Product” shall have the meaning ascribed thereto in that certain License and Collaboration Agreement dated August 21, 2007, as amended, by and between MediWound and Teva, which definition is hereby incorporated by reference into this Agreement to constitute an integral part hereof); each such payment shall be made by MediWound to Teva from time to time within 45 days following the later of actual receipt by MediWound of the applicable Recognized Revenues and the recognition of such Recognized Revenues by MediWound in its annual financial statements under applicable financial principals; provided however that, on the date on which MediWound is to pay Teva the Revenue-Based Payment (if any) in respect of the 12-month period ending December 31, 2028 (and regardless of whether or not any such Revenue‑Based Payment is at all due in respect of such period at that time), MediWound shall pay Teva an amount equal to the lesser of:

(i) the sum (if positive) of (A) US$ 10,200,000 minus (B) the aggregate amount of all Revenues-Based Payments that have been paid by MediWound to Teva until such time pursuant to this Section 3.2 (such sum being inclusive of the amount of the Revenue‑Based Payment that may be due by MediWound to Teva at that time in respect of the 12-month period ending December 31, 2028; i.e. no double payment); in which case, MediWound’s obligations under this Section 3.2 shall terminate and be of no further force and effect;

or

(ii) US$ 1,700,000, which amount shall be credited against and be deducted from any future payments that may become due by MediWound to Teva under this Section 3.2 at any time thereafter (in which case, Mediwound's obligations under this Section 3.2 shall continue until such time as the aggregate amount of all payments that have been paid by Mediwound to Teva until such time pursuant to this Section 3.2, inclusive of the amount paid under this clause 3.2(ii), equal an aggregate of US$10,200,000).

3.3.          Anything to the contrary notwithstanding:

(i) in no event shall the aggregate of all payments by MediWound to Teva pursuant to this Agreement, exceed the amount of US$10,200,000, and once such aggregate has been paid in full a aforesaid, all payment obligations of MediWound under this Agreement shall terminate and be of no further force and effect;

(ii) on or prior to the sixtieth (60th) calendar day following the last day of each calendar year during the period commencing on the Effective Date and expiring upon the time by which the Company shall have completed the payment to Teva of an aggregate amount equal to US$10,200,000, the Company shall deliver to Teva a certificate, executed by an officer of the Company and certified by an outside accountant to the Company (being a firm of Independent Certified Public Accountants who are members of the Israeli Institute of Certified Public Accountants and are associated with one of the "big four" independent public accountants of internationally recognized standing), setting forth the Company’s determination of the amount of Recognized Revenues, which were generated from the sale or license of the  Licensed Products for such preceding calendar year;

(iii) No Assurances. Teva hereby acknowledges that the commercialization of any of the Licensed Products as well as the amount of Recognized Revenues, if any, that may be generated at any time hereafter, are uncertain, and that (A) MediWound or its Affiliates may not (i) commercialize any of the Licensed Products, and/or (ii) generate any revenues from the Licensed Products, and (B) it is therefore not assured that the Company will be required to pay the consideration set forth in Section 3.2(i);

(iv) Without limiting the other provisions of Section 3.3, MediWound shall have sole discretion over all matters relating to the Licensed Products or other technology, including, but not limited to, any development, testing, manufacturing, regulatory, marketing and sales decisions relating to any Licensed Product, and MediWound and its Affiliates shall have no obligations to Teva with respect to such decisions or the development, sales and marketing of the Licensed Products other than with respect to the applicable payments under Section 3.2 above, if any, that may become due and payable pursuant to Section 3.2;

(v) MediWound shall be entitled to assign its rights and obligations pursuant to Sections 3.2 and 3.3 - (A) to any third party who (a) is a recipient of all or substantially all of the assets of MediWound or (b) who (x) is a recipient of all or substantially all marketing and/or commercialization rights of the Licensed Products, in either the United States or Europe, and (y) has either a market capitalization in excess of $3 billion or annual revenues for the most recent fiscal year (calculated in accordance with GAAP) in excess of $200 million, or (B) to any trustee or escrow agent for the benefit of MediWound or its shareholders.

4.             Waiver and Termination.

4.1.          Teva on behalf of itself and on behalf of its Releasors (as defined in Section 5 below) hereby irrevocably terminates, waives and forever discharges MediWound and its respective Releasees (as defined in Section 5 below) from any and all Claims, debts, obligations or liabilities that MediWound or any of its Releasees had or has to Teva or any of its Releasors under, in connection with or arising out of the Collaboration Agreements (or any of them) or the termination thereof, or the subsequent repurchase by MediWound of Teva’s shares in MediWound, or any subject matter of the Teva 2013 Waiver and Termination (as defined in Section 10 below); without, however, annulling or otherwise abrogating the binding effect of the Teva 2013 Waiver and Termination or of any other release, waiver, termination, share purchase, share transfer deed, payment or other action or transaction that has been given, made or taken prior to the Effective Date.

4.2.          MediWound on behalf of itself and on behalf of its Releasors hereby irrevocably terminates, waives and forever discharges Teva and its respective Releasees from any and all debts, obligations or liabilities that Teva or any of its Releasees had or has to MediWound or any of its Releasors under, in connection with or arising out of the Collaboration Agreements (or any of them) or the termination thereof, or the subsequent repurchase by MediWound of Teva’s shares in MediWound, or any subject matter of the Teva 2013 Waiver and Termination; without, however, annulling or otherwise abrogating the binding effect of any other release, waiver, termination, share purchase, share transfer deed, payment or other action or transaction that has been given, made or taken prior to the Effective Date.

4.3.          Each Party, on behalf of itself and on behalf of its Releasors, hereby irrevocably and unconditionally (subject in the case of MediWound, to Section 3.1 above) waives and forever discharges the other Party and its respective Releasees - in consideration for the waivers and releases (and, in the case of MediWound, also in consideration for the Settlement Payment, and in the case of Teva, also in consideration for the payment undertaking in Section 3.2) by the other Party and its Releasors contained in this Settlement Agreement - from any and all claims and demands arising out of any act or omission by such other Party occurring prior and up to the Effective Date relating to, in connection with or arising out of the Collaboration Agreements (or any of them) or the termination thereof, or the subsequent repurchase by MediWound of Teva’s shares in MediWound, or any subject matter of the Teva 2013 Waiver and Termination, or any other agreement, understanding, covenant or promise, whether written or oral, entered into, prior to the Effective Date, between the Parties or their respective Releasors (whether alone or in concert with others), including without limitation MediWound’s demand that Teva pay to MediWound certain consideration, costs, loss of profits, damages and expenses underlying the Asserted Claims; without, however, annulling or otherwise abrogating the binding effect of the Teva 2013 Waiver and Termination  or any other release, waiver, termination, share purchase, share purchase, payment or other action or transaction that has been given, made or taken prior to the Effective Date.

5.             Release.

In addition to the provisions of Section 4 above, each Party, on behalf of itself, its past, present and future Affiliates, and its and their respective past, present and future subsidiaries, agents, directors, officers, employees, representatives, attorneys, heirs, administrators, executors, successors and assigns, and all persons acting by, through, under or in concert with any of them (collectively, such Party’s “Releasors”), hereby irrevocably and unconditionally releases, acquits and forever discharges the other Party, each of its past, present and future Affiliates, and its and their respective past, present and future subsidiaries, agents, directors, officers, employees, representatives, attorneys, heirs, administrators, executors, successors and assigns, and all persons acting by, through, under or in concert with any of them (collectively, such Party’s “Releasees”), from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys' fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, whether in law or equity, including, but not limited to, rights arising out of alleged violations of any contracts, express or implied, any covenant of good faith and fair dealing, express or implied, or any tort, or any governmental statute, regulation, or ordinance (any of the foregoing a "Claim," and collectively, the "Claims") which each Party at any time had, has or may have, against the other Party or any of the Releasees by reason of any act or omission concerning any matter, cause or thing prior and up to the Effective Date.

“Affiliate” shall mean, with respect to any Party hereto, any person, organization or entity directly or indirectly controlled by such Party. For purposes of this definition only, “control” of another person, organization or entity shall mean the ability, directly or indirectly, to direct the activities of the relevant entity, and shall include, without limitation (i) ownership or direct control of fifty percent (50%) or more of the outstanding voting stock or other ownership interest of the other organization or entity, or (ii) possession of, or the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the organization or other entity.

6.             Certain Exceptions.

Anything to the contrary notwithstanding, it is hereby agreed between the Parties that the waivers and releases set forth in this Settlement Agreement do not include and do not intend to include (i) a waiver or release of Claims resulting from a Party's breach of the terms, conditions and covenants of this Settlement Agreement or of the Teva 2013 Waiver and Termination, nor of any claim relating to a breach of one Party’s confidentiality obligations to the other Party, other than any breach of confidentiality obligations which was already known to a party hereto on or prior to the Effective Date; or (ii) an annulment or other abrogation of the binding effect of the of the Teva 2013 Waiver and Termination or of any other release, waiver, termination, share purchase, share transfer deed, payment or other action or transaction that has been given, made or taken prior to the Effective Date.

7.             Knowing and Voluntary Waiver by the Parties.

For the purpose of implementing a full and complete release, each Party expressly acknowledges that this Settlement Agreement is intended to include in its effect, without limitation, all Claims which a Party does not know or suspect to exist at the time of execution hereof, and that this Settlement Agreement contemplates the extinguishment of any such Claims.

8.             Confidentiality; Publicity.

8.1.          The Parties represent and agree that they will keep the terms and conditions of this Settlement Agreement completely confidential, other than as specifically set forth hereunder. Neither Party shall disclose any information concerning this Settlement Agreement except (i) in response to an order of a court of competent jurisdiction, a subpoena issued by a government agency, or  as required by applicable law or regulations including applicable securities laws and stock exchange regulations, (ii) to any other party to the Collaboration Agreements (or any of them), (iii) as required by any due diligence or inquiry in connection with any current or future contemplated investment, license, acquisition or other transaction (subject, however, to a nondisclosure agreement), and (iv) to such Party's auditors or legal or tax advisors, or as necessary to enforce the terms of this Agreement. Except in the cases listed above in this Section 8.1, each Party, if being asked, will only be entitled to respond that the matter has been resolved.

8.2.          Neither MediWound, Teva or any person acting on their behalf, nor any of their respective Affiliates or any person acting on their behalf, shall issue, without the consent of the MediWound and Teva, any public statement or press release or make any other disclosure concerning the terms and content of this Settlement Agreement, except for such public statement or press release or other disclosure which is required to be made pursuant to any applicable law or stock exchange regulations in which event the party required to make such disclosure shall, to the extent permissible and reasonably feasible, provide both MediWound and Teva with a copy of such public statement or press release or other disclosure reasonably in advance, to enable such MediWound and Teva to comment on such press release or public statement or other disclosure, and shall take into consideration any such comments, provided that the final determination shall be at the sole discretion of the party required to make such disclosure. The press release, regarding the execution of this Settlement Agreement is attached hereto as Schedule A.

9.             Voluntary Act.

Each Party represents and acknowledges that it has carefully read and fully understands all of the provisions of this Settlement Agreement and that it is voluntarily entering into this Settlement Agreement wholly of its own free will and volition. Each Party further represents that it has been represented by counsel of its own choice in the negotiations leading to its execution of this Settlement Agreement and that it has received independent legal advice, or has had the opportunity to receive independent legal advice, from such Party’s respective legal counsel with respect to the advisability of executing this Settlement Agreement.

10.           Sole and Entire Agreement.

This Settlement Agreement constitutes the full and entire understanding and agreement between the Parties, and fully supersedes any and all prior agreements or understandings between the Parties hereto pertaining to the subject matter hereof and any other written or oral agreement existing between the Parties are expressly terminated, excluding that certain Irrevocable Waiver and Termination Agreement by Teva dated September 2, 2013, a copy of which is attached hereto as Schedule B (the “Teva 2013 Waiver and Termination”) which shall remain in full force and effect notwithstanding the termination of the obligations of MediWound referred to therein.

11.           Miscellaneous

11.1.          For the purposes of this Settlement Agreement, neither Party shall be deemed the writer of this document. This Settlement agreement may not be amended, revised or modified in whole or in part, except pursuant to a separate written agreement signed by both Parties.

11.2.          The terms and conditions of this Settlement Agreement shall inure to the benefit of and be binding upon the respective, Releasors, Releasees, successors and assigns of the Parties hereto.  Nothing in this Settlement Agreement, express or implied, is intended to confer upon any party other than the Parties hereto, the Releasees or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Settlement Agreement, except as expressly provided in this Settlement Agreement.

11.3.          This Settlement Agreement and any controversy arising out of or relating to this Settlement Agreement shall be governed by and construed in accordance with the internal laws of the State of Israel, without regard to conflict of law principles that would result in the application of any law other than the laws of the State of Israel. The parties hereto (a) hereby irrevocably and unconditionally submit to the jurisdiction of the competent courts of Tel Aviv-Jaffa, Israel for the purpose of any suit, action or other proceeding arising out of or based upon this Settlement Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Settlement Agreement except in the competent courts of Tel Aviv-Jaffa, Israel.

11.4.          This Settlement Agreement may be executed and deliv-ered by facsimile or electronically-transmitted PDF signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.5.          No delay or omission to exercise any right, power or remedy accruing to any Party under this Settlement Agreement, upon any breach or default of any other Party under this Settlement Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Settlement Agreement, or any waiver on the part of any Party of any provisions or conditions of this Settlement Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Settlement Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

11.6.          The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

11.7.          Each Party to this Settlement Agreement agrees to execute and to deliver such additional documents and instruments, and to perform such additional acts, as may be necessary to effectuate, consummate or perform any of the terms, provisions or conditions of this Settlement Agreement.

[Signature Block Follows]

IN WITNESS WHEREOF, this Settlement Agreement and Mutual General Release has been duly executed on the date herein above set forth:

MediWound Ltd. By: /s/ Gal Cohen Name: Gal Cohen Title: Chief Executive Officer By: /s/ Sharon Malka Name: Sharon Malka Title: Chief Financial Officer	Teva Pharmaceutical Industries Ltd. By: /s/ Michael Mcclellan Name: Michael Mcclellan Title: EVP, Chief Financial Officer By: /s/ Eli Shani Name: Eli Shani Title: SVP, Business Development

List of attachments:
•	Schedule A – Form of Press Release
•	Schedule B - Irrevocable Waiver and Termination Agreement by Teva, dated September 2, 2013

[Signature Page to
Settlement Agreement and Mutual General Release / 2019]

March 24, 2019

STRICTLY CONFIDENTIAL

Teva Pharmaceutical Industries Ltd.
5 Basel Street
Petach Tikva 4951033, Israel

Re.: Certain Indemnity in connection with Settlement Agreement

MediWound Ltd. ("MediWound") and Teva Pharmaceutical Industries Ltd. ("Teva") are parties to that certain Settlement Agreement and Mutual General Release dated as of the date hereof (the "Settlement Agreement"), relating to certain collaborations and transactions entered into during the years 2007 through 2013, which have terminated effective as of December 31, 2012 and September 2, 2013, as applicable, and to which MediWound was a party (whether together with Teva or alone in concert with others).

One of the aforesaid collaborations was associated with, inter alia, a Buyout Agreement dated December 22, 2010, by and among MediWound, PolyHeal Ltd. (“PolyHeal”), the Equity Holders (as defined therein) and the Shareholders Representative Committee referred to therein (the "Buyout Agreement").

Teva was not a party to such Buyout Agreement.

MediWound informed Teva that claims were made by certain Equity Holders against MediWound concerning the achievement of a PH2 Milestone under the Buyout Agreement and the non-payment by MediWound to the Equity Holders of an amount of US$ 6,750,000 ("PH2 Milestone Payment"), and, to its defense, MediWound relied, inter-alia, on the back-to-back structure of such transactions and suggested a direct rivalry under which the plaintiffs may file their claims directly against Teva.

As it is the Parties’ intention to settle all Asserted Claims (as such term is defined in the Settlement Agreement), then, in order to induce Teva to enter into the Settlement Agreement:

1.          MediWound hereby agrees, subject to the terms and conditions of this letter agreement, to indemnify, defend and hold harmless Teva and its directors, officers, agents, and employees (Teva and each such person being referred to as an “Indemnified Person”), from and against any amount actually paid by such Indemnified Party to any Equity Holder (as defined in the Buyout Agreement) that is not a Releasee of Teva (any such Equity Holder that is not a Releasee of Teva - a “Third Party”) arising out of any and all suits, investigations, claims, or demands made by such Third Party and relating to the (i) achievement of the PH2 Milestone and (ii) the non-payment to such Third Party of all or any of its portion of the PH2 Milestone Payment under the Buyout Agreement (a "Collaboration Agreement Claim"); provided, however, that notwithstanding anything to the contrary: (a) any indemnity that may become payable by MediWound in accordance with this letter agreement shall be paid in cash, (b) subject only to Section 5(b) of this letter agreement, the maximum aggregate liability of MediWound under this letter shall not exceed an amount equal to $10,000,000 (the “Cap Amount”), (c) an Indemnified Person shall only be entitled to indemnification under this letter for a Third Party's Collaboration Agreement Claim with respect to which a notice has been received by MediWound prior to December 31, 2023 (in which case the indemnity hereunder shall survive with respect to such Third Party's Collaboration Agreement Claim until it has been finally resolved), and (d) notwithstanding anything to the contrary, the obligations of MediWound hereunder shall not apply to any special, indirect or consequential damages incurred by any Indemnified Persons themselves but will apply to any special indirect or consequential damages which may become payable by the Indemnified Persons to any Third Party in connection with any Collaboration Agreement Claim. The indemnity, defense and hold-harmless obligation set forth in this letter shall be the sole and exclusive remedy available to the Indemnified Persons with respect to or in connection with any Third Party's Collaboration Agreement Claim. In no event shall MediWound be required to indemnify, defend or hold harmless any Indemnified Person, from or against any claims, demands, losses, costs or expenses, other than as specifically set forth above.

2.          Teva shall give MediWound prompt written notice within 10 days of becoming aware of any Third Party's Collaboration Agreement Claim asserted or threatened against an Indemnified Person that could give rise to a right of indemnification under this letter and; provided, however, that the failure to give such notification shall not affect the indemnification provided hereunder except to the extent that MediWound shall have been prejudiced as a result of such failure.

3.          Upon receipt such notice MediWound will assume sole control and defense of such Third Party’s Collaboration Agreement Claim, subject to the right of Teva, as set forth in Section 7 below, to waive its right to indemnity, defense and hold-harmless. Each Indemnified Person shall cooperate with MediWound's investigation and defense of such Third Party’s Collaboration Agreement Claim, as may reasonably be requested by MediWound.

4.          So long as the aggregate potential liability of MediWound under this letter has not exceeded the Cap Amount, MediWound shall assume the defense of any Third Party’s Collaboration Agreement Claim by giving written notice to Teva and the Indemnified Person within 30 days after MediWound's receipt of Teva's notice thereof. Teva on behalf of the Indemnified Persons shall be entitled to participate in, but not control, the defense of the Third Party's claim or demand and to employ counsel of their choice for such purpose at the Indemnified Persons' sole cost and expense.

5.          In the event MediWound has not assumed the defense of any Third Party’s Collaboration Agreement Claim in accordance with the previous paragraph and it is determined by a final judgment of a competent court that MediWound has breached its obligations under this Settlement Agreement to assume the defense of such Third Party’s Collaboration Agreement Claim, then (a) such breach shall not release MediWound from its indemnification obligation hereunder and, accordingly, in such event at the request of Teva, MediWound shall (subject to the Cap Amount and other limitations set forth above) (x) indemnify the Indemnified Persons for any amount actually paid by such Indemnified Persons to such Third Party arising out of such Third Party’s Collaboration Agreement Claim, or (y) pay directly to such Third Party any reasonable settlement amount as requested by the Indemnified Person in settlement of the relevant Third Party's Collaboration Agreement Claim (provided such settlement (i) includes a release from all liabilities in respect of such claim and (ii) does not involve an obligation other than the payment of money, that would bind or impair MediWound), and (b) Teva shall be entitled to full reimbursement of its reasonable legal fees and expenses (notwithstanding the Cap Amount) in defending or settling such Third Party’s Collaboration Agreement Claim, without derogating from any remedy which may be determined by the competent court with respect to MediWound's breach of its obligations hereunder.

6.          MediWound shall have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such third party claim, on such terms as MediWound, in its sole discretion, shall deem appropriate, provided that MediWound shall not settle any such claim without the prior written consent of Teva (which consent shall be binding upon all Indemnified Persons and shall not be unreasonably withheld or delayed) if such settlement (i) exceeds the Cap Amount less any amounts previously paid by Mediwound under this letter agreement, (ii) does not include a release by the applicable Third Party of the Indemnified Persons from all liabilities in respect of such claim or (iii) if such settlement would involve an obligation other than the payment of money, that would bind or impair any such Indemnified Person.

7.          Notwithstanding the foregoing, if, in the reasonable judgment of Teva, such suit or claim involves an issue or matter which could have a material adverse effect on the business, operations or assets of any such Indemnified Person, then Teva may waive (which waiver shall apply to, and be binding upon Teva and all other Indemnified Persons) the rights to indemnity, defense and hold-harmless under this Agreement and shall have the rights to conduct the defense or settlement thereof on behalf of the Indemnified Persons (without derogating from MediWound’s rights to the extent it is a party to any such proceeding), and in such a case MediWound shall have no obligations whatsoever under this letter agreement neither to Teva nor any other Indemnified Person.

The provisions of Sections 8 and 11 of the Settlement Agreement shall apply, mutatis mutandis, to this letter agreement.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Israel, without reference to principles of conflicts of law that may result in the application of the law of any other jurisdiction. Any claim, controversy or dispute arising from this letter shall be referred to and resolved solely in the competent courts located in Tel-Aviv, Jaffa, Israel.

Breach of this letter agreement by Teva or Mediwound shall deemed a breach of the Settlement Agreement by such party.

[Signature Page Follows]

Very truly yours,

MediWound Ltd. By: /s/ Gal Cohen Name: Gal Cohen Title: Chief Executive Officer By: /s/ Sharon Malka Name: Sharon Malka Title: Chief Financial Officer

ACCEPTED AND AGREED:

Teva Pharmaceutical Industries Ltd.

By:  /s/ Michael Mcclellan
Name: Michael Mcclellan
Title: EVP, Chief Financial Officer

By:  /s/ Eli Shani
Name: Eli Shani
Title: SVP, Business Development

[Signature Page to
Letter re. Certain Indemnity in connection with Settlement Agreement/ 2019]

רחוב הירקון 42 אזור תעשייה צפוני יבנה 8122745 טלפון: 972-77-9714100+ פקס: 972-77-9714111+
42 Hayarkon St. Industrial Zone Yavne 8122745 Tel: +972-77-9714100 Fax: +972-77-9714111
E-mail: mediwound@mediwound.com website: www.mediwound.com